                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          Isle of Capri Casinos, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  464-592-104
        ---------------------------------------------------------------
                                (CUSIP Number)

                               Gregory A. Carlin
                                 CLAM Partners
                            900 N. Michigan Avenue
                            Chicago, Illinois 60611
                                (312) 915-2800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 22, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      CLAM PARTNERS

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-412-0279


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            110,636 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             110,636 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      110,636 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Gregory A. Carlin

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,000 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          110,636 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,000 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          110,636 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,636 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Neil G. Bluhm

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            380,000 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          862,336 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             380,000 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          862,336 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,242,336 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.464-592-104                                     PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      Andrew G. Bluhm
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          59,925 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             862,336 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          59,925 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          862,336 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      922,261 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      LAMB Partners

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-322-3574
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC,BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          751,700 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             110,636 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          751,700 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          110,636 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      862,336 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Leslie N. Bluhm

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of Ameica
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             862,336 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          862,336 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      862,336 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Meredith A. Bluhm-Wolf

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             862,336 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          862,336 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      862,336 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER


This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Shares") of Isle of Capri Casinos, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 711 Washington Loop, Second Floor, Biloxi, Mississippi 39530.


ITEM 2.  IDENTITY AND BACKGROUND


This Statement is being filed by and on behalf of CLAM Partners, the general partners of CLAM Partners (LAMB Partners, Gregory A. Carlin, Neil G. Bluhm and Andrew G. Bluhm), Gregory A. Carlin, Neil G. Bluhm, Andrew G. Bluhm, LAMB Partners, the general partners of LAMB Partners (Leslie N. Bluhm, Andrew G. Bluhm, Meredith A. Bluhm-Wolf and Neil G. Bluhm), Leslie N. Bluhm and Meredith
A. Bluhm-Wolf (collectively, the "Reporting Persons").

CLAM Partners is an Illinois general partnership with the principal business of investing in securities located at 900 North Michigan Avenue, Chicago, Illinois 60611.

Gregory A. Carlin is the managing general partner of CLAM Partners and also helps manage the investment activities of LAMB Partners located at 900 North Michigan Avenue, Chicago, Illinois 60611.

Neil G. Bluhm is the managing general partner of LAMB Partners and a general partner of CLAM Partners. Mr. Bluhm is also co-founder and president of JMB Realty Corporation, an Illinois corporation that invests in real estate located at 900 North Michigan Avenue, Chicago, Illinois 60611. Mr. Bluhm is also a co-founder and Principal of Walton Street Capital, L.L.C., an Illinois limited liability company that directs the management of several real estate opportunity funds located at 900 North Michigan Avenue, Chicago, Illinois 60611. JMB Realty Corporation and Walton Street Capital, L.L.C. have no interest in the securities of the Company.

Andrew G. Bluhm is a general partner of LAMB Partners and CLAM Partners. Mr. Bluhm is also a co-founder and Principal of Walton Street Capital, L.L.C. Walton Street Capital, L.L.C. has no interest in the securities of the Company.

LAMB Partners is an Illinois general partnership with the principal business of investing located at 900 North Michigan Avenue, Chicago, Illinois 60611. LAMB Partners is also a general partner of CLAM Partners.

Leslie N. Bluhm is a general partner of LAMB Partners. Mrs. Bluhm is the founder and Co-President of Chicago Cares, an Illinois non-for-profit corporation located at 10 South Wacker Drive, Chicago, Illinois, and has not been and is not anticipated to be directly involved in the investment activities of LAMB Partners relating to the Company. Chicago Cares has no interest in the securities of the Company.

Meredith A. Bluhm-Wolf is a general partner of LAMB Partners. Mrs. Bluhm-Wolf is a student and has not been and is not anticipated to be directly involved in the investment activities of LAMB Partners relating to the Company.

During the last five years, none of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons filing this statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of which the result of such proceeding was such persons was or is still subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Each of Gregory A. Carlin, Neil G. Bluhm, Andrew G. Bluhm, Leslie N. Bluhm, and Meredith A. Bluhm-Wolf is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS


CLAM Partners purchased an aggregate of 50,000 Shares for total consideration of $145,989.81 derived from the capital of CLAM Partners. CLAM Partners purchased warrants to acquire an aggregate of 60,636 Shares for total consideration of $18,190.80 derived from the capital of CLAM Partners.

Gregory A. Carlin individually purchased an aggregate of 15,000 Shares for total consideration of $56,812.60 derived from his own capital.

Neil G. Bluhm individually purchased an aggregate of 380,000 Shares for total consideration of $1,282,470.09 derived from his own capital and margin indebtedness from Bear Stearns & Co. Inc.

Andrew G. Bluhm individually purchased an aggregate of 59,925 Shares for total consideration of $185,387.50 derived from his own capital.

LAMB Partners purchased an aggregate of 751,700 Shares for total consideration of $2,661,076.01 derived from the capital of LAMB Partners and margin indebtedness from Bear Stearns & Co. Inc.


ITEM 4.  PURPOSE OF TRANSACTION


The Reporting Persons have acquired the Shares and derivative securities because, in their opinion, such securities are undervalued by the market at the present time under the present circumstances. The Reporting Persons will monitor developments at the Company, and may communicate with members of management of the Company and with other shareholders and interested parties concerning the Company.

The Reporting Persons may from time-to-time (i) acquire additional Shares and derivative securities (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares and derivative securities at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


(a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,317,261 Shares, which includes 60,636 Shares subject to warrants owned by CLAM Partners that are exercisable within 60 days of April 1, 1999. Based upon (i) the 23,568,562 Shares outstanding on March 3, 1999 as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ending January 24, 1999 filed March 10, 1999 and (ii) the 60,363 Shares subject to warrants owned by CLAM Partners that are exercisable within 60 days of April 1, 1999, these Shares represent 5.6% of the outstanding Shares of the Company. The Reporting Persons may be deemed to have direct beneficial ownership of the Securities as follows:

DIRECTLY HELD OWNERSHIP:

                                                 APPROXIMATE
                                                 PERCENTAGE OF
     NAME                   SHARES   WARRANTS    OUTSTANDING
     ----                 ---------  --------    --------------
     CLAM Partners           50,000    60,636            0.5%
     Gregory A. Carlin       15,000         0            0.1%
     Neil G. Bluhm          380,000         0            1.6%
     Andrew G. Bluhm         59,925         0            0.3%
     LAMB Partners          751,700         0            3.2%
       Total              1,256,625    60,636            5.6%

     Under Rule 13d-3 of the Securities Exchange Act of 1934, Gregory A. Carlin, Neil G. Bluhm and Andrew G. Bluhm, as general partners of CLAM Partners, may be deemed to beneficially own securities beneficially owned by CLAM Partners. Gregory A. Carlin, Neil G. Bluhm and Andrew G. Bluhm expressly disclaim beneficial ownership of such Securities.

     Under Rule 13d-3 of the Securities Exchange Act of 1934, LAMB Partners, as a general partner of CLAM Partners, may also be deemed to beneficially own securities beneficially owned by CLAM Partners. LAMB Partners and its general partners (Leslie N. Bluhm, Andrew G. Bluhm, Meredith A. Bluhm-Wolf and Neil G. Bluhm) expressly disclaim beneficial ownership of such Securities.

     Under Rule 13d-3 of the Securities Exchange Act of 1934, Leslie N. Bluhm, Andrew G. Bluhm, Meredith A. Bluhm-Wolf and Neil G. Bluhm, as general partners of LAMB Partners, may be deemed to beneficially own securities beneficially owned by LAMB Partners. The general partners of LAMB Partners (Leslie N. Bluhm, Andrew G. Bluhm, Meredith A. Bluhm-Wolf and Neil G. Bluhm) expressly disclaim beneficial ownership of such Securities.


(b) Shares shown above as directly held by Neil G. Bluhm, Andrew G. Bluhm and Gregory A. Carlin are Shares for which such persons have the sole power to vote, direct the vote, dispose or direct the disposition.

     CLAM Partners has the sole power to vote, direct the vote, dispose or direct the disposition of Shares shown above as directly owned by CLAM Partners. As managing general partner of CLAM Partners, Gregory A. Carlin may be deemed to share with CLAM Partners the power to vote, direct the vote, dispose or direct the disposition of such Shares. As non-managing general partners of CLAM Partners, Neil G. Bluhm, Andrew G. Bluhm and LAMB Partners may also be deemed to share with CLAM Partners the power to vote, direct the vote, dispose or direct the disposition of such Shares.

     LAMB Partners has the sole power to vote, direct the vote, dispose or direct the disposition of Shares shown above as directly owned by LAMB Partners. As general partners of LAMB Partners, Leslie N. Bluhm, Andrew G. Bluhm, Meredith A. Bluhm-Wolf and Neil G. Bluhm may be deemed to share with LAMB Partners the power to vote, direct the vote, dispose or direct the disposition of such Shares and other Shares beneficially owned by LAMB Partners.

(c) The Reporting Persons engaged in the following transactions in Shares of the Company during the last 60 days. All transactions involved the purchase of Shares on the NYSE.

     DIRECT
     BENEFICIAL OWNER      DATE     SHARES    PRICE/SHARE
     ----------------     -------   ------    -----------
     Gregory A. Carlin    2/2/99     4,000      4.2344
     Gregory A. Carlin    2/3/99     5,000      4.4500
     Neil G. Bluhm        3/23/99   80,000      4.3464
     LAMB Partners        2/2/99     5,000      4.0350
     LAMB Partners        2/11/99    1,000      4.2425

     LAMB Partners        2/12/99     3,000     4.2258
     LAMB Partners        2/16/99     1,000     4.3050
     LAMB Partners        2/17/99     1,500     4.3125
     LAMB Partners         3/4/99    15,000     4.5000
     LAMB Partners        3/23/99    10,000     4.3125
     LAMB Partners        3/24/99     1,000     4.6250
     LAMB Partners        3/25/99    16,000     4.9385
     LAMB Partners        3/26/99     1,000     4.9375
     LAMB Partners        3/30/99    10,000     4.8125
     LAMB Partners        3/31/99    39,400     4.7000

(d)  Not Applicable.


(e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or class, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


     A.   Joint Filing Agreement



SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998

CLAM PARTNERS

By: /s/ Gregory A. Carlin
    Gregory A. Carlin
    General Partner

By: /s/ Neil G. Bluhm
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    Andrew G. Bluhm
    General Partner

By: LAMB PARTNERS
    as General Partner of CLAM Partners

    /s/ Neil G. Bluhm
    Neil G. Bluhm
    General Partner


GREGORY A. CARLIN

By: /s/ Gregory A. Carlin
    Gregory A. Carlin


NEIL G. BLUHM

By: /s/ Neil G. Bluhm
    Neil G. Bluhm


ANDREW G. BLUHM

By: /s/ Andrew G. Bluhm
    Andrew G. Bluhm


LAMB PARTNERS

By: /s/ Neil G. Bluhm
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    Andrew G. Bluhm
    General Partner

By: /s/ Leslie N. Bluhm
    Leslie N. Bluhm
    General Partner

By: /s/ Meredith A. Bluhm-Wolf
    Meredith A. Bluhm-Wolf
    General Partner

LESLIE N. BLUHM

By: /s/ Leslie N. Bluhm
    Leslie N. Bluhm
    General Partner

MEREDITH A. BLUHM-WOLF

By: /s/ Meredith A. Bluhm-Wolf
    Meredith A. Bluhm-Wolf
    General Partner

EXHIBIT A


JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Isle of Capri Casinos, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 1st day of April, 1999.

CLAM PARTNERS

By: /s/ Gregory A. Carlin
    Gregory A. Carlin
    General Partner

By: /s/ Neil G. Bluhm
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    Andrew G. Bluhm
    General Partner

By: LAMB PARTNERS
    as General Partner of CLAM Partners

    /s/ Neil G. Bluhm
    Neil G. Bluhm
    General Partner

GREGORY A. CARLIN

By: /s/ Gregory A. Carlin
    Gregory A. Carlin


NEIL G. BLUHM

By: /s/ Neil G. Bluhm
    Neil G. Bluhm



ANDREW G. BLUHM

By: /s/ Andrew G. Bluhm
    Andrew G. Bluhm


LAMB PARTNERS

By: /s/ Neil G. Bluhm
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    Andrew G. Bluhm
    General Partner

By: /s/ Leslie N. Bluhm
    Leslie N. Bluhm
    General Partner

By: /s/ Meredith A. Bluhm-Wolf
    Meredith A. Bluhm-Wolf
    General Partner

LESLIE N. BLUHM

By: /s/ Leslie N. Bluhm
    Leslie N. Bluhm
    General Partner

MEREDITH A. BLUHM-WOLF

By: /s/ Meredith A. Bluhm-Wolf
    Meredith A. Bluhm-Wolf
    General Partner